UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                            NAM TAI ELECTRONICS, INC.
                                (Name of Issuer)

                         Common Shares, $0.01 par value
                         (Title of Class of Securities)

                                   629865 205
                                 (Cusip Number)

                                  Mr. M. K. Koo
 c/o Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited
               Unit 17A, 17th Floor, Edificio Comercial Rodrigues,
                               599 da Avenida da
                               Praia Grande, Macao
                         The People's Republic of China
                            Telephone: (853) 356 333
                               Fax: (853) 356 262

  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                 with a copy to:

                             Mr. Stephen Seung, ESQ.
                            2 Mott Street, Suite 601
                               New York, NY 10013
                            Telephone: (212) 732-0030
                               Fax: (212) 227-5097

                                 August 24, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|.

CUSIP No. 629865 205

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Ming Kown Koo
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                              (a) |_|
                              (b) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
             PF (see Item 3 below)
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
             N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION             Canadian
--------------------------------------------------------------------------------
                       7. SOLE VOTING POWER:         1,000,000
Number of Shares       --------------------------------------------------------
Beneficially           8.  SHARED VOTING POWER:      4,690,786
Owned by Each          --------------------------------------------------------
Reporting Person       9.  SOLE DISPOSITIVE POWER:   1,000,000
With                   --------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER: 4,690,786
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,690,786
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            13.15%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

CUSIP No. 629865 205

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sui Sin Cho
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
                              (a) |_|
                              (b) |_|
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
             PF (see Item 3 below)
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
             N/A
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION             Canadian
--------------------------------------------------------------------------------
                       7. SOLE VOTING POWER:         N/A
Number of Shares       ---------------------------------------------------------
Beneficially           8.  SHARED VOTING POWER:      4,690,786
Owned by Each          ---------------------------------------------------------
Reporting Person       9.  SOLE DISPOSITIVE POWER:   N/A
With                   ---------------------------------------------------------
                       10. SHARED DISPOSITIVE POWER: 4,690,786
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            4,690,786
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        |_|
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            10.84%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

        This statement relates to the Common Shares, $0.01 par value (the "Common Shares") of Nam Tai Electronics, Inc. (the "Company") an International Business Company organized under the laws of the British Virgin Islands, with principal executive offices located at 116 Main Street, Road Town, Tortola, British Virgin Islands.


Item 2. Identity and Background.

(a)     This statement is being jointly filed by the following two individuals:
Mr. Ming Kown Koo ("Mr. Koo") and Ms. Sui Sin Cho ("Mrs. Koo") who is Mr. Koo's wife (together the "Reporting Persons" and each a "Reporting Person").

(b) Mr. Koo's business address is Nam Tai Electronics, Inc., c/o Nam Tai Investments Consultant (Macao Commercial Offshore) Company Limited Unit 17A, 17th Floor, Edificio Comercial Rodrigues, 599 da Avenida da, Praia Grande, Macau, The People's Republic of China.

        Mrs. Koo's residential address is Flat A, 6/F., House 1, 1 Plantation Road, The Peak, Hong Kong.

(c)     Mr. Koo is a Non-Executive Chairman on the Board of the Company.

        Mrs. Koo is a housewife.

(d) During the past five years, neither of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(e)     Each of the Reporting Persons is a Canadian citizen.


Item 3. Source and Amount of Funds and Other Consideration.

        On August 24, 2005, Mr. Koo purchased 545,000 Common Shares pursuant to the exercise of his 545,000 stock options with the funds that Mr. Koo raised from the sale of 1,300,000 Common Shares on August 11, 2005 as reported on
Schedule 13D/A filed with the SEC on August 17, 2005. The 545,000 Common Shares were then registered in the name of Mr. Koo and Mrs. Koo as joint holders.

         Prior to August 24, 2005, except for 1,000,000 of the Common Shares registered solely in the name of Mr. Koo, the remaining Common Shares originally solely held by Mr. Koo were transferred to and registered in the joint names of Mr. Koo and Mrs. Koo for no consideration. On August 24, 2005, Mrs. Koo acquired joint ownership of 545,000 Common Shares pursuant to Mr. Koo's exercise of his options and registration of such shares under both of their names.

Item 4. Purpose of Transaction.

        The Reporting Persons acquired the Common Shares reported herein for investment purposes in the ordinary course of business and were not acquired with the purpose or effect of changing or influencing control of Nam Tai. The Reporting Persons review their holdings of Nam Tai on an ongoing basis. Depending on such review and on various factors, including, without limitation, the price of the shares, stock market conditions, and business prospects of Nam Tai, the Reporting Persons reserve the right to make additional purchases or sales of the Common Shares of Nam Tai in the future, although they have no present plans or proposals to do so. Any purchases may be effected directly or through one or more entities controlled or deemed to be controlled by such Reporting Person. Any purchases or sales may be in the open market, in a privately negotiated transaction or otherwise. The Reporting Persons do not have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.



Item 5. Interest in Securities of the Issuer.

        (a) At August 24, 2005, as a result of the exercise of his 545,000 stock options, Mr. Koo beneficially owned 5,690,786 of the Common Shares outstanding, representing a 13.15% ownership of outstanding Common Shares. The amount of Common Shares includes: (i) 1,000,000 Common Shares owned by Mr. Koo as sole holder; (ii) 4,690,786 Common Shares owned jointly with Mrs. Koo, and
(iii) 0 Common Shares that Mr. Koo may acquire upon exercise of stock options. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

         At August 24, 2005, Mrs. Koo beneficially owned 4,690,786 of the Common Shares outstanding jointly with Mr. Koo as joint holders, representing a 10.84% ownership of outstanding Common Shares. Mrs. Koo does not own any stock options or any other right to acquire any Common Shares. The percentage ownership was calculated in accordance with Rule 13d(1)(i) under the Securities Exchange Act of 1934.

        (b) Mr. Koo has the sole power to vote or to direct the vote or dispose or direct the disposition of 1,000,000 Common Shares, and shared power (with Mrs. Koo) to vote or to direct the vote or dispose or direct the disposition of 4,690,786 Common Shares.

             Mrs. Koo has shared power (with Mrs. Koo) to vote or to direct the vote or dispose or direct the disposition of 4,690,786 Common Shares.

        (c) The following table sets forth details of the purchase of Common Shares made by the Reporting Persons during the last sixty days.

 ----------------- --------------- ----------- --------------------- -----------------------

                        Number
                          of
    Transaction          Shares       Sales
       Date              sold       Price ($)    Net Proceeds ($)           Details
       ----              ----       ---------    ----------------           -------
 ----------------- --------------- ----------- --------------------- -----------------------
  August 11, 2005      1,300,000      22.0      28,598,804.52 (*)      Block sale to Bear,
                                                                       Stearns & Co. Inc.
 ----------------- --------------- ----------- --------------------- -----------------------

    Remark (*) : Net Proceeds have deducted administrative fee of $1,195.48.
    NOTE: The sale of the 1,300,000 shares was reported Schedule 13D/A filed with the SEC on August 17, 2005.

 ----------------- ------------- ----------- --------------------- -----------------------
                      Number
                        of
    Transaction        Shares     Exercise     Total Exercise
       Date          Acquired     Price ($)       Amount ($)              Details
       ----          --------     ---------       ----------              -------
 ----------------- ------------- ----------- --------------------- -----------------------
  August 24, 2005     350,000      20.84         7,294,000          Exercise of 350,000
                                                                    options
 ----------------- ------------- ----------- --------------------- -----------------------
  August 24, 2005     180,000      19.40         3,492,000          Exercise of 180,000
                                                                    options
 ----------------- ------------- ----------- --------------------- -----------------------
  August 24, 2005      15,000      21.62          324,300           Exercise of 15,000
                                                                    options
 ----------------- ------------- ----------- --------------------- -----------------------

     NOTE: All of the above-mentioned stock options were solely held by Mr. Koo. The Common Shares acquired pursuant to the exercise of these options are registered in the joint names of Mr. Koo and Mrs. Koo.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Articles of Association of the Company provides that if two or more persons are jointly entitled to a registered nominative share and if more than one of such persons is desirous of voting at the meetings whether in person or by proxy, the vote of that person whose name appears first among such voting joint holders in the share register alone shall be counted. In the case of the Common Shares jointly held by Mr. Koo and Mrs. Koo, the first name appearing on the share register is Mr. Koo. Except as described herein, there is no contract, arrangement or understanding between Mr. Koo and Mrs. Koo with respect to the Common Shares jointly held by them.


Item 7. Material to Be Filed as Exhibits.

        Exhibit No.     Description
        ------------------------------------------------------------------------
         99.1           Joint Filing Agreement dated August 31, 2005 between the
                        Reporting Persons

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   August 31, 2005




                                    By:    /s/ Ming Kown Koo
                                         ----------------------------
                                            Ming Kown Koo




                                    By:   /s/ Sui Sin Cho
                                         ----------------------------
                                            Sui Sin Cho